Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

www.faegredrinker.com

December 12, 2023

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eileen Smiley

Re:	AMG Pantheon Credit Solutions Fund (the “Fund”)

Initial Registration Statement on Form N-2

File Nos. 333-274875 and 811-23904

Dear Ms. Smiley,

The following responds to the comments provided via email on November 1, 2023, in connection with the Securities and Exchange Commission (“SEC”) staff’s review of a registration statement (the “Registration Statement”) filed by the Fund on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) and Securities Act of 1933. The changes to the Fund’s disclosure discussed below are reflected in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below, and the Fund’s responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

PROSPECTUS

Cover Page, pages 1 & 2

1.

Comment: You list three shares of classes and on Page 2 of the prospectus, you state that you will apply for exemptive relief for a multi-class Fund. Explain supplementally to the staff whether the Fund has applied for exemptive relief for the multiple class structure, and if the Fund has applied, please explain the status of the exemptive application.

Response: The Fund confirms that it intends to file an application for multi-class exemptive relief but that the application has not yet been filed.

2.	Comment: The ticker symbols are not complete. Please complete all blank or tentative fields in the entire registration statement.

Response: The Fund confirms that any remaining blank or tentative fields will be completed in a pre-effective amendment to the Registration Statement.

3.

Comment: On the Cover Page, you list the sales price of the Fund shares to be Current Net Asset Value and the Proceeds to the Fund to be Current Net Asset Value. You have a line item for the sales charge that is not listed at zero. Please supplementally explain to the staff whether you intend to charge a sales charge or not. Please amend the table to either reflect a zero sales charge or, if a sales charge is contemplated, amend the description of the proceeds to the Fund.

Response: The table and related disclosures throughout the Revised Registration Statement have been updated to reflect a zero sales charge on Class S Shares and Class I Shares and a 3.50% sales charge on Class B Shares.

4.

Comment: Item 1.g of Form N-2 requires a table listing certain information. Please explain supplementally to the staff why footnote 3 is relevant to this table. Unless it will impact the proceeds to the Fund, please delete and address this in the fee table required later in the prospectus to show how the information in footnote 3 will impact the fees that the Fund will pay once the Fund is operational.

Response: Footnote 3 has been deleted from the above-referenced table in the Revised Registration Statement. The Fund notes that the information previously contained in footnote 3 is disclosed elsewhere where appropriate in the Revised Registration Statement.

5.

Comment: Item 1.b requires identification of the type of fund and a brief statement of the Fund’s investment objectives, not investment policies. If you keep a brief statement of the principal investment policies of the Fund, please:

a) rephrase the 80% policy to refer to debt securities, not credit securities, and then briefly define how the Fund interprets debt securities (i.e., public or private credit investments).

b) The prospectus later states that the Fund can invest in preferred securities. If preferred securities are to be part of the 80% policy, please include those in the definition.

c) See Comments 9-10 later and make conforming changes. The disclosure of the Fund’s investment policies should be shorter in the cover page and synopsis with cross references to the section of the prospectus detailing the disclosure required by Item 8.2.

Response:

a) Rule 35d-1 under the 1940 Act requires a fund to adopt a policy to invest, under normal circumstances, at least 80% of the value of its assets in investments in accordance with the investment focus that the fund’s name suggests. The Fund respectfully believes that its 80% policy should refer to the term “credit” rather than “debt” to align with the terminology used in the Fund’s name. The following disclosure has been added to the Revised Registration Statement to define how the Fund interprets credit securities for purposes of its 80% policy:

“For purposes of the Fund’s above-referenced policy to invest at least 80% of its assets directly or indirectly in credit securities, the Fund considers credit securities to include private and public credit investments, including corporate loan investments, investments in private credit investment funds (private funds that are excluded from the definition of “investment company” pursuant to Sections 3(c)(1) or 3(c)(7) of the Investment Company Act (“Private Funds”)), U.S. or global high yield securities, bank loans, notes, loan participations and assignments, non-performing loans, convertible securities, preferred securities, private and public business development companies (“BDCs”), mutual funds or exchange traded funds (“ETFs”) that invest in credit securities, collateralized loan obligations (“CLOs”), collateralized debt obligations (“CDOs”), mezzanine debt and distressed securities.”

b) The Fund confirms that preferred securities will be a part of the 80% policy, and the related disclosures have been revised accordingly in the Revised Registration Statement.

c) The Fund confirms that it has shortened the synopsis of the Fund’s investment policies on the cover page of the Prospectus and has added a cross-reference to the more detailed strategy disclosure in the Prospectus.

6.

Comment: The second paragraph on Page 2 of the Prospectus in the section entitled Offering of Shares, states the minimum purchase requirements for the three classes of shares, and further states that the Fund, “in its sole discretion” may accept investments below the stated minimums. Given that the Fund will invest more than 15% of its net assets in private funds excluded from the investment company definition pursuant to sections 3(c)(1) and 3(c)(7), please supplementally confirm to the staff that the Fund will not accept minimum initial investments below $25,000 for any class of shares.

Response: The Fund confirms that it generally will not accept minimum initial investments below $25,000 for any class of shares, subject to certain exceptions as noted in the Revised Registration Statement. The following disclosure has been added to the Revised Registration Statement:

“However, the Fund reserves the right, in its sole discretion, to waive the minimum initial and additional investment amounts for investments by current or retired officers and Trustees of the Fund and other funds managed by the Adviser or the Administrator, as well as their family members; current or retired officers, directors, and employees of the Adviser or the Administrator and certain participating affiliated companies of the Adviser or the Administrator; the immediate family members of any such officer, Trustee, or employee (including parents, spouses, children, fathers/mothers-in-law, daughters/sons-in-law, and domestic partners); and a trust or plan established primarily for the benefit of any of the foregoing persons. In addition, the minimums may be reduced (in the case of minimum initial investments, to an amount no lower than $25,000) by the Fund in the discretion of the Adviser or the Administrator based on consideration of various factors, including the investor’s overall relationship with the Adviser or the Administrator, the investor’s holdings in other funds affiliated with the Adviser or the Administrator, and such other matters as the Adviser or the Administrator may consider relevant at the time. The Fund, in the sole discretion of the Adviser or the Administrator, may also aggregate the accounts of clients of registered investment advisers and other financial intermediaries whose clients invest in the Fund for purposes of determining satisfaction of minimum investment amounts.”

7.

Comment: Please supplementally explain the percentage of assets which the Fund anticipates investing in private funds excluded from the investment company definition pursuant to sections 3(c)(1) and 3(c)(7).

Response: The Fund confirms that it anticipates investing between 55%-80% of the Fund’s assets in private funds excluded from the investment company definition pursuant to sections 3(c)(1) and 3(c)(7) of the Investment Company Act.

8.

Comment: On Page 3 of the prospectus, you state that the shares will not be publicly traded. Please disclose the special risks associated with non-traded closed end funds relevant to the Fund on the cover page. Examples of such disclosure, include:

•	The amount of distributions that the Fund may pay, if any, is uncertain.

•

The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings, and amounts from the Fund’s affiliates that are subject to repayment by investors.

•

An investor will pay a sales load of up to [_]% and offering expenses of up to [_]% on the amounts it invests. If you pay the maximum aggregate [_]% for sales load and offering expenses, you must experience a total return on your net investment of [_]% in order to recover these expenses.

Response: The bolded risk disclosures on the cover page of the Prospectus have been updated as follows in the Revised Registration Statement:

“SHARES ARE SPECULATIVE AND ILLIQUID INVESTMENTS INVOLVING SUBSTANTIAL RISKS OF LOSS.

•	The Fund has no operating history and the Shares have no history of public trading.

•	The Fund does not intend to list the Shares on any securities exchange and the Fund does not anticipate a secondary market for the Shares to develop.

•	You should generally not expect to be able to sell your Shares (other than through the limited repurchase process) regardless of how the Fund performs.

•	Although the Fund is required to implement a Share repurchase program, only a limited number of Shares will be eligible for repurchase by the Fund.

•	You should consider that you may not have access to the money you invest for an indefinite period of time.

•	An investment in the Shares is not suitable for you if you have a foreseeable need to access the money you invest.

•	Because you will be unable to sell your Shares or have them repurchased immediately, you will find it difficult to reduce your exposure on a timely basis during a market downturn.

•	The amount of distributions that the Fund may pay, if any, is uncertain.

•

The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings, and amounts from the Fund’s affiliates that are subject to repayment by shareholders.

•	All or a portion of a distribution may consist of a return of capital (i.e., from your original investment) (and not a return of net investment income).

•

An investor will pay a sales load of up to 3.50% for Class B Shares and offering expenses of up to [_ ]% on the amounts it invests. If you pay the maximum aggregate [    ]% for sales load and offering expenses for Class B Shares and [    ]% in offering expenses for Class S Shares and Class I Shares, you must experience a total return on your net investment of [    ]% for Class B Shares and [    ]% for Class S Shares and Class I Shares in order to recover these expenses.”

PROSPECTUS

SUMMARY OF TERMS, pages 6-13

9.

Comment: Beginning on page 6, the prospectus contains a “Summary of the Terms” of the offering, or a synopsis. The synopsis should contain a brief description of the key features and principal strategies of the Fund with cross references to the more detailed disclosure in Item 8 and elsewhere in the prospectus. Please revise to disclose the key features of the Fund. See Instruction to Item 3.2. of Form N-2 (stating that the synopsis should provide a “clear and concise [emphasis added]” description of the key features of the offering and the Fund, with cross-references to relevant disclosure elsewhere in the Prospectus or Statement of Additional Information). See also Item 8.2.b.(1) of Form N-2; Item 8.4. of Form N-2 and Instruction a. thereto.

Response: The Fund has revised the “Investment Objective and Strategies” section of the “Summary of Terms” to include a briefer synopsis of the principal investment strategy. The Fund respectfully believes that the “Summary of Terms” section, as included in the Revised Registration Statement, otherwise includes a summary of the key terms of the Fund and the offering and appropriate cross references.

10.

Comment: See comment 9 above. There are discrepancies between disclosure in the synopsis and in the more detailed disclosure later in the prospectus that makes identifying the principal strategies hard to understand. For example:

(a) You immediately disclose what the Fund’s private credit investments will be right after the description of the Fund’s 80% policy. In the last full paragraph on page 7 you state that the Fund also invests in private credit investments and to a lesser extent public credit instruments. If you intend private and public credit securities to be part of the 80% policy, consider adding a sentence that the Fund will invest in both private and public credit securities to make this clear. Clearly define what will be in the 80% policy generally before disclosing additional policies.

(b) On page 20 of the prospectus, you state that the Fund will primarily invest in North America-domiciled investments and may also make European-domiciled investments. On Page 9, you state that the Fund could invest in foreign-domiciled debt and equity securities, including emerging markets. If investments in North America-domiciled investments and European-domiciled investments are the primary investments, consider adding this in the synopsis and Item 1 with additional, non-primary investments described clearly in subsequent disclosure.

(c) Cross reference to other sections of the prospectus that discuss investment policies in more detail.

Response:

(a) As noted in response to Comment 5 above, the Fund has revised the above-referenced disclosure to make clear that both private and public credit investments may be included in the Fund’s 80% investment policy. The Fund has also defined what is included in the 80% policy before disclosing additional policies in the Revised Registration Statement.

(b) The Fund confirms that investments in North America-domiciled investments and European-domiciled investments will be the primary focus. Accordingly, related disclosure has been added in the synopsis and Item 1 disclosure. Disclosure regarding the Fund’s ability to invest in other foreign-domiciled debt and equity securities, including emerging markets, has been moved to the Item 8 disclosure in the Revised Registration Statement.

(c) A cross reference to the Item 8 strategy disclosure has been added to the Revised Registration Statement.

11.

Comment: On Page 7 you state that a portion of the Fund’s assets will be invested in cash in certain circumstances or market environments. Please add disclosure briefly discussing these “certain circumstances or market environments.”

Response: The Fund has revised the above-referenced disclosure, which has been moved to the Item 8 strategy section, as follows in the Revised Registration Statement:

“A portion of the Fund’s assets may be invested in cash or cash equivalents; in order to respond to adverse market, economic, political or other conditions, as determined by the Adviser, the Fund may hold a larger position in cash or cash equivalents and reduce its investment in credit investments for temporary defensive purposes.”

12.

Comment: On page 8 of the prospectus, you state that the Fund may invest in preferred securities. Please clarify if preferred securities are part of the 80% policy or not. If the former, please define debt securities in the prospectus to include preferred securities.

Response: The Fund confirms that preferred securities will be a part of the Fund’s 80% policy and has revised the related disclosures accordingly in the Revised Registration Statement.

13.

Comment: In the first full paragraph on Page 8 of the prospectus, you disclose that the Fund may invest through wholly-owned subsidiaries. Please disclose that the Fund does not or does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.

Response: The Fund confirms that it does not intend to create or acquire primary control of any entity which primarily engages in investment activities or in securities or other assets, other than entities wholly-owned by the Fund, and accordingly, no changes have been made in the Revised Registration Statement.

14.	Comment: Confirm whether the financial statements of the wholly-owned subsidiaries discussed on Page 8 and elsewhere will be consolidated with those of the Fund. If not, please explain why not.

Response: The Fund confirms that the financial statements of any wholly-owned subsidiaries will be consolidated with those of the Fund.

15.

Comment: In the first full paragraph on Page 8 of the prospectus, you state that any Subsidiary will follow the same compliance policies and procedures as the Fund and that the Fund will look through any such subsidiary to determine compliance with its investment policies. Please disclose here, or in response to Item 8 disclosure that covers these points as relevant to the Fund:

a)

Disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the fund treats the Subsidiary’s debt as its own for purposes of Section 18.

b)

Disclose that any investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

c)	Disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

d)

Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a Subsidiary should reflect aggregate operations of the fund and the Subsidiary.

e)

Confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

f)

Confirm in correspondence that the wholly-owned subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the wholly-owned subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

Response:

a)	The requested change has been made in the Revised Registration Statement.

b)	The requested change has been made in the Revised Registration Statement.

c)	The requested change has been made in the Revised Registration Statement. The Fund confirms that any custodian to a Subsidiary will be identified in the Registration Statement.

d)

The Fund confirms that the description of the Fund’s principal investment strategies and risks contained in the Revised Registration Statement will reflect the aggregate operations of the Fund and any Subsidiary, although there are currently no existing Subsidiaries.

e)	The Fund so confirms.

f)	The Fund so confirms.

16.

Comment: Please disclose supplementally to the staff whether the Fund intends or will make investments through a foreign controlled company and, if so, whether the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Response: The Fund confirms that it does not currently intend to make investments through a foreign controlled company.

17.

Comment: On Page 8 of the prospectus, you state that the Fund could receive equity securities as part of debt offerings and later in the paragraph state that the Fund may invest in foreign debt and equity securities, including in emerging markets. Please confirm supplementally to the staff whether these equity securities are part of the Fund’s 80% policy or not. If such investments will not be a principal strategy, consider moving this disclosure to Item 8.

Response: The Fund confirms that equity securities will not be a part of the Fund’s 80% policy. Accordingly, the disclosure has been moved to the Item 8 disclosure in the Revised Registration Statement.

18.

Comment: On Page 9 of the prospectus, you include a description of the different fees, including the Incentive Fee. Consider adding a graphical representation of the income-related portion of the incentive fee, and examples demonstrating the operation of the incentive fee in the prospectus. In Comment 23 to the Summary of Fund Expenses, a similar comment is included. You also could include disclosure that graphical examples are included with the fee table and cross reference to that section of the prospectus.

Response: The Fund confirms that it will add a graphical presentation in a subsequent amendment. Placeholders have been added to the Revised Registration Statement.

19.

Comment: The last sentence on Page 10 of the prospectus states that the expense limitation agreement shall continue until the Adviser ceases to be the manager of the Fund or upon mutual agreement between the Adviser and the Fund’s Board. Please modify the Expense Limitation and Reimbursement Agreement disclosure on Page 10 and elsewhere to clarify the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date (i.e., disclose that that the fee waiver will be in effect for one year after the effectiveness of the registration statement). Please also confirm and disclose that only the Board of Trustees can terminate the waiver before its expiration. Please also remove or modify the reference to extraordinary expenses being determined in the sole discretion of the Adviser as identifying extraordinary expenses is governed by other factors, including in Instruction 2. ii. of Item 27(d) of Form N-1A. For example, on Page 14 of the prospectus in footnote 3 to the fee table, you state that the waiver and reimbursement agreement will be in place for one year from the date of commencement of the Fund’s operations.

Response: The expense limitation and reimbursement agreement is intended to be perpetual in nature, unless the Board and the Adviser determine at some point in the future to mutually terminate the expense limitation and reimbursement agreement, which would require approval by the Board (and would not permit the Adviser to unilaterally terminate the agreement). The Fund respectfully believes that the current disclosure is clear as to the perpetual nature of the agreement, absent a mutual termination by the Board and Adviser. The Fund confirms that the disclosure stating that extraordinary expenses are determined in the sole discretion of the Adviser has been removed from the Revised Registration Statement.

Footnote (3) to the fee table refers to a separate management fee waiver that the Adviser has agreed to implement for one year from the effective date of the Registration Statement.

20.

Comment: On Page 11 of the prospectus, you define the term Eligible Investor to mean an accredited investor. In the next paragraph entitled “The Offering”, you refer to investors. Because you define Eligible Investor in the preceding section, please use the terminology in the following section on The Offering. For example, replace “investor” in first sentence with the defined term “Eligible Investor.”

Response: The requested change has been made in the Revised Registration Statement.

PROSPECTUS

SUMMARY OF FUND EXPENSES, pages 14-16

21.

Comment: On Page 14 of the prospectus, please sequence the presentation of the Investment Management Fees, which should be expressed as a percentage of average net assets before Distribution and/or Service Fees to conform with Form N-2 fee table formatting.

Response: The requested change has been made in the Revised Registration Statement.

22.	Comment: On Pages 14-15 of the prospectus, explain supplementally to the staff whether Other Expenses in the fee table include offering expenses.

Response: The Fund confirms that the Other Expenses line item will include offering expenses.

23.	Comment: On Page 16 of the prospectus in the Fee Examples, please provide a graphical representation and examples of the operation of the Incentive Fee.

Response: The Fund confirms that a graphical presentation and examples of the operation of the Incentive Fee will be added in a subsequent amendment. Placeholders for the relevant disclosures have been added to the Revised Registration Statement. The Fund has included cross references to this section where appropriate in the Revised Registration Statement.

24.	Comment: Please confirm that the expense table will only include the waiver for the period of time the waiver agreement is in effect. Explain any other assumptions in the preamble of the example.

Response: Per the response to comment 19 above, the expense limitation and reimbursement agreement is intended to be perpetual in nature, and accordingly, the expense example reflects the waiver for each period shown.

PROSPECTUS

INVESTMENT OBJECTIVE AND STRATEGIES, pages 17-21

25.

Comment: Beginning on Page 17 of the prospectus, please review all Item 8 disclosure to ensure all required elements are included. For example, we noticed that the Item 8 disclosure does not contain disclosure that:

a. the shares will not trade on an exchange; and

b. does not discuss the fundamental repurchase policy in Item 8. Although detailed discussion of the Fund’s fundamental repurchase policy begins on Page 59, it is not discussed prior to the discussion of the risk factors that includes the risks associated with the repurchase policy.

Response: The requested changes have been made in the Revised Registration Statement.

26.

Comment: Beginning on Page 18 of the prospectus, please conform changes to the investment strategies and processes made in response to previous comments. Conform description of the investment policies to changes made in response to earlier comments. For example, Rule 35d-1 requires the Fund to adopt a policy to invest, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in debt securities, not credit securities. Please then clearly describe how the Fund interprets “debt securities” for purposes of the 80% policy and then clearly delineate the principal strategies of the Fund.

Response: As noted above in response to Comment 5, the Fund respectfully believes that its 80% policy should refer to the term “credit” rather than debt to align with the terminology used in the Fund’s name, as required by Rule 35d-1 under the 1940 Act. The Fund confirms that it has clearly described how the Fund interprets “credit securities” for purposes of the 80% policy in the Revised Registration Statement.

27.

Comment: In the fourth full paragraph on Page 18, you state that the Fund also invests in private credit investments (and to a lesser extent, other public credit instruments . . . .)” The previous paragraphs describe the Fund’s private credit investments and this paragraph creates ambiguity as to whether private credit investments are a principal investment strategy or an additional strategy. For greater clarity, consider defining more generally first what is included in the 80% policy (and hence likely principal strategies) and then in other principal investments that may be included in the remaining 20%. This comment also applies to whether public credit investments are included in the 80% policy.

Response: The Fund confirms that both public and private credit securities are included in the Fund’s 80% investment policy. The 80% investment policy and the Fund’s principal investment strategy has been clarified as requested in the Revised Registration Statement.

28.

Comment: In the SAI you state that the repurchase policy is fundamental and cannot be changed without a vote of shareholders. The repurchase policy should be disclosed as a fundamental policy in Item 8. As stated in Comment 25, consider adding a brief discussion of the fundamental repurchase policy in this section before the discussion of the risks of this Fund rather than solely beginning on page 59 after the principal risks of the Fund are discussed.

Response: The requested change has been made in the Revised Registration Statement.

29.

Comment: On Page 20 of the prospectus, you state that the Fund will principally invest in North America-domiciled debt instruments and may also invest in European-domiciled instruments. Earlier in the synopsis you include a statement that the Fund could invest in foreign issuers, including issuers in emerging markets, but the Item 8 disclosure does not contain disclosure about the Fund investing in issuers domiciled in emerging markets and seems to preclude those investments based on the chart. Describe with greater clarity what the principal investment strategies of the Fund are, and if emerging markets investments are non-principal strategies, consider removing such disclosure from the synopsis but include in the SAI or Item 8.

Response: The Fund confirms that investments in North America-domiciled investments and European-domiciled investments will be the primary focus. Disclosure regarding the Fund’s ability to invest in other foreign-domiciled debt and equity securities, including emerging markets, has been moved to the Item 8 disclosure in the Revised Registration Statement.

30.

Comment: In the third full paragraph on page 21 of the prospectus, you disclose that unallocated opportunities in investments could be given to other persons or investors. Please explain supplementally to the staff whether allocations can be made to affiliated funds of the adviser and, if so, that the adviser will comply with the provisions of Section 17 of the 1940 Act, including subsection (d).

Response: The Fund confirms that the Adviser will comply with the provisions of Section 17 of the 1940 Act. The Fund further confirms that the Adviser and other affiliates of the Fund have received exemptive relief from the provisions of Sections 17(d) of the 1940 Act to co-invest in certain privately negotiated investment transactions with current or future unregistered funds and registered closed-end funds that are advised by the Adviser or its affiliated investment advisers, subject to the satisfaction of certain conditions1.

[1]	See AMG Pantheon Master Fund, et al. (File No. 812-14626-01) Investment Company Act Rel. Nos. 33687 (November 18, 2019) (notice) and 33714 (December 13, 2019) (order).

PROSPECTUS

PRINCIPAL RISK FACTORS, pages 23-50

31.

Comment: In the first paragraph on Page 23 of the prospectus, you state that the Fund intends to be a limited derivatives user and further state that under Rule 18f-4, that reverse repurchase agreements or similar financings aggregated with other indebtedness do not need to be included in the calculations for a limited derivative user. This last sentence needs additional context. Please revise this sentence to reflect the fact that reverse repurchase agreements or similar financing transactions aggregated with other indebtedness do not need to be considered derivatives transactions and included in the calculation of whether the Fund satisfies the Limited Derivatives User exception noted above if the Fund elects to comply with the asset coverage ratio requirements of section 18 of the 1940 Act when entering into those transactions. Alternatively, the Fund could state it will calculate its derivatives exposure in order to determine if it is a Limited Derivatives User in accordance with rule 18f-4(c)(4).

Response: The Fund has clarified the above-referenced disclosure in the Revised Registration Statement.

32.

Comment: Beginning on Page 23 of the prospectus, in the section entitled “Principal Risk Factors”, consider reordering principal risk factors in descending order of importance. There is generic risk disclosure from Page 23-29 but the main investment risks for this Fund begin on Page 29.

Response: The Fund has re-organized the “Principal Risk Factors” section so that the main investment risks section appears before the general risk disclosures in the Revised Registration Statement.

33.	Comment: On Page 24 of the prospectus, conform the risk disclosure of the Fund’s operation as an interval fund to the requirements in Guide 10 to Form N-2. For example, add disclosure that:

•

The effect of repurchase offers and related liquidity requirements on portfolio management and on the ability of the registrant to achieve its investment objectives, including the possibility that diminution in the size of the Fund could result from repurchases in the absence of sufficient new sales of the Fund’s shares, and that this may decrease the Fund’s investment opportunities.

•

Because the prospectus states that the Fund could borrow to meet distribution requirements, add disclosure of the attendant risks of leveraging, and the extent to which the financing costs of borrowing may be borne by shareholders who do not tender. If the Fund believes that share repurchases will be funded with the proceeds of sales of portfolio securities, it should disclose that fact and the risk that the need to sell securities to fund repurchase offers may affect the market for the portfolio securities being sold, which may, in turn, diminish the value of an investment in the Fund.

•	The effect that repurchases may have on the ability of the registrant to qualify as a regulated investment company under the Internal Revenue Code.

Response: The requested changes have been made in the Revised Registration Statement.

34.	Comment: On Page 28 of the prospectus, the risk factor “Economic Recession or Downturn Risk” appears to be duplicative of a risk factor included on Page 27. If duplicative, please delete.

Response: The Fund confirms that the duplicative risk factor has been removed from the Revised Registration Statement.

35.

Comment: On Page 37 of the prospectus under the heading “FOCUSED INVESTMENT RISK”, you describe the impacts of potential focused investments in particular industries. However, on page 2 of the SAI, you state that the Fund will not concentrate its investments in any particular industry. Please reconcile this disclosure with the Fund’s fundamental policy of not concentrating its investments in any particular industry.

Response: The Fund confirms that Focused Investment Risk is not a principal risk of the Fund, and accordingly, the disclosure has been removed from the Revised Registration Statement.

36.

Comment: On Page 37 of the prospectus in the section entitled “PARTICIPATION ON CREDITORS’ COMMITTEES AND BOARDS OF DIRECTORS”, consider adding disclosure that participation on such committees can result in the Adviser being deemed to be in possession of material non-public information that could prevent their ability to trade in such securities until such information is made public.

Response: The requested change has been made in the Revised Registration Statement.

37.

Comment: Pages 45-47 of the prospectus contains disclosure about derivative instruments that the Fund could purchase. Earlier in the prospectus, you state that the Fund intends to qualify as a limited derivative user. Consider whether this disclosure is a concise description of the risks of this Fund and, if not, whether some of the information is more appropriate for the SAI. For example, there is disclosure about option investments.

Response: The Fund confirms that the risk disclosure regarding derivative investments in the Prospectus has been updated to include a more concise description of the related risks.

PROSPECTUS

DISTRIBUTOR, page 52-53

38.	Comment: On Page 52 of the prospectus under the heading “Distributor”, please include the compensation to be paid to the Distributor.

Response: The Fund confirms that there are no fees to be paid to the Distributor outside of the Distribution and Service Fee.

PROSPECTUS

FUND EXPENSES, page 54-56

39.

Comment: On Page 54 of the prospectus in the under the heading “Fund Expenses”, you include as a Fund expense all costs and expenses associated with the registration of the Fund. Explain supplementally to the staff whether the costs associated with the registration of the Fund refer to organizational costs and if so, how will those costs be amortized and over what period.

Response: The Fund will review all startup costs, including costs associated with the registration of the Fund, to determine if the cost relates to organizing the Fund (organizational costs) or offering the Fund’s shares (offering costs). The Fund will expense all organizational costs as incurred and will amortize offering costs over 12 months. Since costs associated with the registration of the Fund are considered offering costs, the Fund will amortize such costs over 12 months.

PROSPECTUS

VOTING, page 56

40.

Comment: Page 56 of the prospectus contains a section entitled “VOTING”. Item 10 of Form N- 2 requires specific information regarding capital stock. Please ensure that the prospectus includes all information on the rights of the capital shares required by Item 10. For example:

•	there is no discussion of dividend rights, policies and limitations as required by Item 10.1.a;

•	there is no discussion of the Dividend Reinvestment Plan mentioned in the tax discussion on Page 64 of the prospectus; and

•

there is no disclosure about any limitations on a change of control as required by Item 10.1.f. Please supplementally confirm with the staff whether the Fund’s organizational documents contain any provision that would limit a change in control resulting from extraordinary corporate transactions.

•	Please provide the staff with a copy of the Fund’s By-Laws.

Response: The Fund confirms that discussions regarding dividends and distributions are included throughout the Registration Statement, including discussions regarding the reinvestment of dividends and capital gains distributions. The Fund further confirms that there are no provisions in the Fund’s organizational documents that would limit a change of control resulting from extraordinary corporate transactions. Lastly, a copy of the Fund’s By-Laws will be provided to the Staff with a subsequent pre-effective amendment.

PROSPECTUS

CONFLICTS OF INTEREST, pages 56-58

41.	Comment: Please add disclosure about the use of certain techniques, such as leverage, that could result in increased compensation for the adviser.

Response: The requested change has been made in the Revised Registration Statement.

PROSPECTUS

OFFERS TO REPURCHASE & TRANSFER OF SHARES, pages 58-60

42.

Comment: Please delete the first sentence on Page 59 of the prospectus in the section entitled “OFFERS TO REPURCHASE” and revise to state that involuntary redemptions will be conducted consistent with rule 23c-2.

Response: The requested change has been made in the Revised Registration Statement.

43.

Comment: On Page 60 of the prospectus in the section entitled “TRANSFER OF SHARES”, you state that shares of the Fund may be transferred only by operation of law or under other limited circumstances, with the consent of the Board “(which may be withheld in its sole discretion, and is expected to be granted, if at all, only under extenuating circumstances).” Please disclose under what limited circumstances such transfers would be approved and under what circumstances the Board would withhold its consent.

Response: The Fund’s Agreement and Declaration of Trust gives the Board of Trustees authority to otherwise determine whether a transfer may be permitted. The Fund respectfully does not believe that it can enumerate in the Prospectus the specific circumstances in which the Board may or may not approve a transfer other than by the operation of law. However, the Fund has added disclosure to the “Transfer of Shares” section noting that the Board would only approve such a transfer if in the best interests of shareholders.

PROSPECTUS

TAXES, pages 62-67

44.

Comment: The section on “TAXES” beginning on page 62 of the prospectus contains detailed tax disclosure. Item 10.4 requires a concise description of the tax consequences to investors. Consider moving detailed tax disclosure beyond the information called for in Item 10.4 to the SAI.

Response: This disclosure has been removed from the prospectus in the Revised Registration Statement. The Fund notes that the Statement of Additional Information discloses the tax treatment of the Fund itself.

45.

Comment: Page 65 of the prospectus contains a paragraph on “Sales, Exchanges and Redemptions”. Please revise this discussion regarding the exchange or sale of shares and conform disclosure to the specific risks of this Fund, or otherwise supplementally explain how this disclosure is relevant for the Fund.

Response: This disclosure has been revised to focus on repurchases only in the Revised Registration Statement.

SIGNATURE PAGE

46.

Comment: Section 6(a) of the Securities Act of 1933 requires registration statements to be signed by the principal executive officer, principal financial officer and a majority of the Trustees. This registration statement was signed solely by the Initial Trustee. Please ensure that a pre-effective amendment to this registration statement is signed by all personnel required under Section 6(a), including a majority of the Trustees and any powers of attorney are filed as exhibits.

Response: The Fund confirms that a subsequent pre-effective amendment will be signed by all personnel required under Section 6(a) of the Securities Act of 1933, as amended.

GENERAL COMMENTS

47.	Comment: Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

Response: The Fund confirms that it has not presented any test the waters materials to potential investors in connection with this offering.

48.

Comment: We note that many portions of your filing are incomplete or to be updated by amendment. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: The Fund respectfully understands and acknowledges the Staff’s comment.

49.

Comment: A full financial review must be performed before declaring the registration statement effective, including reviewing, without limitation, the completed fee table, hypothetical expense examples, references to the auditor, auditor consent and seed financial statements.

Response: The Fund respectfully understands and acknowledges the Staff’s comment.

50.

Comment: There is no indication that the Fund proposes to engage in any formation transactions. Please confirm to the staff if the Fund anticipates entering any form of portfolio formation transactions in advance of going effective.

Response: The Fund confirms that it does not anticipate entering into any form of portfolio formation transactions prior to the effectiveness of the Registration Statement.

51.

Comment: If you intend to omit certain information from the prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response: The Fund does not intend to omit certain information in reliance on Rule 430A under the Securities Act of 1933, as amended.

52.	Comment: Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Response: The Fund intends to file an application for multi-class exemptive relief but does not currently intend to file any other exemptive applications or no-action requests in connection with the Registration Statement.

53.

Comment: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: The Fund confirms that this letter has been submitted along with a pre-effective amendment to the Registration Statement, as requested. The Fund further confirms that it has indicated in this response where no change was made in response to a comment and has briefly stated its basis for its position.

* * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at 312-569-1872.

*****

Sincerely,

Kellilyn Greco